FEDERATED HIGH YIELD TRUST

                            Federated Investors Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000

                                DECEMBER 6, 2004


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED HIGH YIELD TRUST (the "Trust")
           1933 Act File No. 2-91091
           1940 Act File No. 811-4018

Dear Sir or Madam:

     The above-referenced Trust hereby requests the withdrawal of its Post-Effective Amendment No. 35 under the Securities Act of 1933 and Amendment No. 31 under the Investment Company Act of 1940 to the Registration Statement of the Trust. This filing was filed with the Commission on November 15, 2004 pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.

     If you  have  any  questions  on the  above,  please  contact  me at  (412)
288-8094.

                                                Very truly yours,



                                                /s/ Mark R. Thompson
                                                Mark R. Thompson
                                                Senior Paralegal

Enclosures